UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

January 31, 2014

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2

80333 Munich

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIEMENS

Investor Relations

Shareholder Letter

January 2014

Financial Highlights

(unaudited; in € billion, except where otherwise stated)


FY 2013
Q1 2013
Q1 2014
82.4
+9% / +12%¹⁾
19.2
20.8
Orders
75.9
-3% / -1%¹⁾
17.9
17.3
Revenue
4.4
+20%
1.2
1.5
Net income
5.08
1.42
1.70
Basic earnings per share in €
3.00 ²⁾
Dividend per share in €

[1] *Changes are adjusted for currency and portfolio translation effects*

[2] *Approved dividend at the Annual Shareholders' Meeting on January 28, 2014*

Ladies and Gentlemen, dear Shareholders,



Last Tuesday President and CEO, Joe Kaeser, and CFO, Ralf Thomas, announced Siemens' fiscal year 2014 first quarter results. On the same day the Annual Shareholders' Meeting for fiscal year 2013 took place in the Olympiahalle in Munich. Furthermore Siemens announced the plan to delist its American Depositary Receipts (ADRs) from the New York Stock Exchange (NYSE) and to terminate the reporting obligations (deregistration) to the American Securities and Exchange Commission (SEC) to better reflect the investors' trading behavior.

"We delivered a sound quarter to start the fiscal year. As expected, market conditions were not in our favor. We continue to focus on our productivity program for the year, and on the actions we will take beyond 2014", said Joe Kaeser. It is planned to announce the strategic concept 'Siemens beyond 2014' together with the second quarter results for fiscal year 2014 at the beginning of May 2014. This concept will then be implemented and go into operation as of October 2014.

Just a brief look at the fiscal year 2014 first quarter results: orders increased clearly year-on-year with Infrastructure & Cities and Industry being the main contributors. Revenue was slightly down. Net income and earnings per share (EPS) rose 20% year-on-year, to €1.5bn and €1.70, respectively.

The proposed dividend of €3.00 has been approved at the Annual Shareholders' Meeting. An overview of the other voting results is provided on page 4 of this shareholder letter.

On the next pages, some important developments of each Sector during the past quarter are elaborated. The feature topic of this issue is this year's Annual Shareholders' Meeting. Finally, some of the key questions regarding the planned delisting of the Siemens ADRs from the NYSE and the deregistration are answered.

I would like to thank you, our Shareholders, for your interest and continuous commitment towards Siemens.

Kind Regards,

Mariel von Drathen, Head of Governance & Markets, Siemens AG

Share Performance 02
News from our Sectors 02
Feature Topic 04

Shareholder Letter | January 2014 2

Share Performance

- Current Siemens share price stands at €98.94[1].
- The DAX has shown a positive trend since last January, rising by approx. +20% year-on-year. The Siemens share rose during the same period by approx. +25%.
- In comparison to most of its main competitors, Siemens stocks outperformed during the last twelve months, especially during the last six months.
- On Tuesday, January 28, 2014, the day we announced the Q1 2014 results, the Siemens share rose by +1.57% from the previous close; the stock outperformed the also positive DAX, which closed +0.62% higher.

For further information: http://www.siemens.com/investor/en/siemens_share.htm

Last price: **EUR 98.94**[1]


Siemens
DAX
January 2013
January 2014

[1] *Closing price on January 28, 2014*

News from our Sectors

Energy



Q1 2014 results:

- Orders and revenue lower year-on-year
- Profit higher in a market environment that remained highly competitive
- Power Generation and Wind Power increased profit, while Power Transmission posted a higher loss

Siemens awarded largest onshore wind power order to date

Siemens has received an order from the U.S. energy company MidAmerican Energy for the supply of 448 wind turbines. With a total capacity of 1,050 megawatts (MW), this represents not only the largest order for onshore wind turbines for Siemens, but also the largest single order for onshore wind power awarded globally to date. The wind turbines, each with a nominal rating of 2.3 MW and a rotor diameter of 108 meters, are to be installed in five different projects in Iowa. Siemens will also be responsible for service and maintenance of the wind turbines.

(for further information, please click here)

Siemens to Build a Turnkey Combined Cycle Power Plant in the Philippines

Siemens Energy has been awarded the contract for the engineering, procurement and construction of the San Gabriel combined cycle power plant (CCPP) in Southeast Asia with a capacity of 414 megawatts (MW). The customer is First NatGas Power Corp. The order, including a long-term maintenance contract, is valued at about €395mio.

(for further information, please click here)

Healthcare



Q1 2014 results:

- Solid profit in tough markets, including burdens from currency effects based on the strong Euro compared to fiscal 2013
- Orders and revenue moderately lower than in prior-year period

RSNA 2013: New offerings for higher quality and productivity in imaging

Following the motto "Answers for life", Siemens showcases new offerings across its entire imaging and therapy portfolio at this year's Scientific Assembly and Annual Meeting of the Radiological Society of North America (RSNA). With new systems, as well as the latest release of the company's syngo.via imaging software, Siemens takes a step forward by offering more institutions around the world the possibility of providing better access to medical imaging. Another strong focus is on innovation for higher quality and productivity in imaging. At the RSNA Siemens also presented its new analog mammography system Mammomat Select.

(for further information, please click here)

Shareholder Letter | January 2014 3

News from our Sectors

Industry

Q1 2014 results:

- Orders grew clearly for the period while revenue declined slightly year-on-year
- Profit lower year-on-year, including burdens from currency effects and continuing stagnation in the short-cycle business of Drive Technologies

Siemens to acquire TESIS PLMware, further enhancing its industry software portfolio

Siemens has entered into an agreement to acquire TESIS PLMware, a recognized leader in the integration of product lifecycle management (PLM) software with other enterprise applications. The acquisition will further enhance Siemens' industry software portfolio. TESIS PLMware will, after closing, be assigned to Siemens PLM Software, a business unit of the Siemens Industry Automation Division.

(for further information, please click here)

Infrastructure & Cities



Q1 2014 results:

- Significant increase of profit on improved results across the Sector
- Orders rose sharply, mainly due to the large metro order (see right) and revenue rose year-over-year mainly driven by Transportation & Logistics
- Revenue increased year-on-year, mainly driven by Transportation & Logistics

Siemens constructing driverless subway system in Riyadh

Siemens is supplying a complete turnkey system for two driverless subway lines in the Saudi-Arabian capital Riyadh. Siemens was awarded the order by the High Commission for Urban Development (ArRiyadh Development Authority), with its share worth a total of some €1.6bn (US$2.1bn), as part of a consortium with the US company Bechtel and the local construction outfits Almabani and Consolidated Contractors Company.

(for further information, please click here)

Siemens modernizes rail routes in South Africa

The Passenger Rail Agency of South Africa (PRASA) has commissioned Siemens with supplying line technology for the region around Johannesburg and Pretoria (Gauteng Province). The order is worth around €180mio. Installation of the signaling and train protection technology will commence in the fall of 2014 during ongoing rail operations and is scheduled for completion by 2018.

(for further information, please click here)

How does Siemens assess the further course of fiscal year 2014?

We expect our markets to remain challenging in fiscal 2014. Our short-cycle businesses are not anticipating a recovery until late in the fiscal year.

We expect orders to exceed revenue, for a book-to-bill ratio above 1.

Assuming that revenue on an organic basis remains level year-over-year, we expect basic earnings per share (Net income) for fiscal 2014 to grow by at least 15% from €5.08 in fiscal 2013.

This outlook is based on shares outstanding of 843 million as of September 30, 2013.

Furthermore, it excludes impacts related to legal and regulatory matters.

Shareholder Letter | January 2014 4

Annual Shareholders' Meeting

On Tuesday, January 28, 2014 the Siemens AG Annual Shareholders' Meeting took place in Munich's Olympiahalle







The Annual Shareholders' Meeting of Siemens AG attracted thousands of shareholders and employees again in 2014. Despite wintry conditions, some 7,700 shareholders were present in Munich's Olympiahalle by noon on Tuesday. A total of around 44.96% of Siemens' voting capital was present at this year's Annual Shareholders' Meeting. More than 18,700 shareholders had ordered tickets for the event, and around 80,000 exercised their voting rights by proxy or absentee ballot.

The most important decisions of the Annual Shareholder Meeting are the following:

Ratification of the acts of Managing and Supervisory Boards

- The acts of all current and former Managing and Supervisory Board members have been ratified by majorities above 95%.

Appropriation of net income

- The proposed dividend of €3.00 for fiscal year 2013 has been endorsed with 99.79%.

Approval of the system of the Managing Board compensation

- With 93.89% of the Shareholders' votes, the new Managing Board compensation system has been approved.

By-election of the Supervisory Board

- Election of Jim Hagemann Snabe to the Supervisory Board approved with 98.57%.

(for the detailed voting results, please click here)

Exhibition in the foyer of the Olympiahalle at the Annual Shareholders' Meeting:

Displayed in the foyer of the Olympiahalle, exhibits from all four Sectors, customer testimonials from the Siemens Annual Report and a presentation of all the company's Inventors of the Year provided visitors with an insight into Siemens' activities. Large numbers of shareholders took advantage of the opportunity to gather more information and talk to experts at the exhibits.



The high-end CT Somatom Force offers individualized diagnoses now especially also for challenging patients, e.g. for very young patients or people suffering from renal insufficiency and seriously ill patients.



A major attraction was the Formula One race show car similar to the one driven by four-time world champion Sebastian Vettel. Siemens' industry software is used to digitally develop and then virtually test the car before building it.

Shareholder Letter | January 2014 5 Frequently Asked Questions Financial Calendar On January 28, 2014, Siemens announced the plan to delist its American Depositary Receipts (ADRs) from May July Nov the New York Stock Exchange (NYSE) and to terminate its reporting obligations (deregistration) to the American Securities and Exchange Commission 8 31 6 (SEC). Independent from the delisting the high standards of transparency in the financial reporting 2nd quarter 2014 3rd quarter 2014 4th quarter 2014 and the first class corporate governance will continue financial results financial results financial results to be top priority at Siemens. In this issue of the Shareholder Letter, some of the related questions are answered: For further information, please click here What is the reason for delisting and deregistration? Siemens wants to address the change in the behavior We are happy to answer all of of investors as the trading volume of Siemens shares in the USA is low, amounting to significantly less than your questions 5% of its global trading volume in the year 2013. As a consequence processes of financial reporting are Investor Relations: simplified and efficiency is improved. The trading of +49 (89) 636 32474 Siemens shares is nowadays conducted predominantly in Germany and via electronic trading investorrelations@siemens.com platforms (‘over-the-counter’). http://www.siemens.com/investor What are the consequences of the delisting for U.S. investors? Address: Holders of Siemens registered shares are not affected Siemens AG Wittelsbacherplatz 2 by the delisting. Sales of ADRs will remain possible after the delisting, but not on-exchange (OTC - over- 80333 Munich the-counter). Germany When will the delisting from the NYSE and the Your Siemens IR Team deregistration be completed? Siemens expects to delist earliest in mid-May 2014 and currently expects to finalize the deregistration process in the second half of calendar year 2014. (for further information, please click here) Notes and Forward-Looking Statements This document includes supplemental financial measures that are or may be non-GAAP financial measures. Orders and order backlog; adjusted or organic growth rates of revenue and orders; book-to-bill ratio; Total Sectors profit; return on equity (after tax), or ROE (after tax); return on capital employed (adjusted), or ROCE (adjusted); Free cash flow,or FCF;adjusted EBITDA;adjusted EBIT; adjusted EBITDA margins, earnings effects from purchase price allocation, or PPA effects; net debt and adjusted industrial net debt are or may be such non-GAAP financial measures. These supplemental financial measures should not be viewed in isolation or as alternatives to measures of Siemens’ net assets and financial positions or results of operations as presented in accordance with IFRS in its Consolidated Financial Statements. Other companies that report or describe similarly titled financial measures may calculate them differently. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on Siemens’ Investor Relations website at www.siemens.com/nonGAAP. For additional information, see supplemental financial measures and the related discussion in Siemens’ most recent annual report on Form 20-F, which can be found on our Investor Relations website or via the EDGAR system on the website of the United States Securities and Exchange Commission. This document contains statements related to our future business and financial performance and future events or developments involving Siemens that may constitute forward-looking statements. These statements may be identified by words such as “expect,” “look forward to,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” “will,” “project” or words of similar meaning. We may also make forward-looking statements in other reports, in presentations, in material delivered to shareholders and in press releases. In addition, our representatives may from time to time make oral forward-looking statements. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements or anticipated on the basis of historical trends. These factors include in particular, but are not limited to, the matters described in Item 3: Key information—Risk factors of our most recent annual report on Form 20-F filed with the SEC, in the chapter C.9.3 Risks of our most recent annual report prepared in accordance with the German Commercial Code, and in the chapter C.7 Risks and opportunities of our most recent interim report. Further information about risks and uncertainties affecting Siemens is included throughout our most recent annual and interim reports, as well as our most recent earnings release, which are available on the Siemens website, www.siemens.com, and throughout our most recent annual report on Form 20-F and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of Siemens may vary materially from those described in the relevant forward-looking statement as being expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends, nor assumes any obligation, to update or revise these forward-looking statements in light of developments which differ from those anticipated. Due to rounding, numbers presented throughout this and other documents may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: January 31, 2014	/s/	MARIEL VON DRATHEN
	Name:	Mariel von Drathen
	Title:	Head of Governance & Markets

/s/	TOBIAS ATZLER
Name:	Tobias Atzler
Title:	Manager Investor Relations